Page 1 of 9 pages
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
QUEENSTAKE RESOURCES LTD.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
748310-10-9
(CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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Schedule 13G
CUSIP No. 748310-10-9
Queenstake Resources Ltd.

Page 2 of 9 pages
1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
AngloGold Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of South Africa
5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
0
7
SOLE DISPOSITIVE POWER
0
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Schedule 13G
CUSIP No. 748310-10-9
Queenstake Resources Ltd.

Page 3 of 9 pages
1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
AngloGold (Nevada) Corp.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
0
7
SOLE DISPOSITIVE POWER
0
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Schedule 13G
CUSIP No. 748310-10-9 Queenstake Resources Ltd.

Page 4 of 9 pages

Item 1.
(a) Name of Issuer: Queenstake Resources Limited
(b) Address of Issuer's Principal Executive Offices:        55 6
th
Street, Suite 405
New Westminster, B.C. V3L 5H1
Canada

Item 2.
(a) Name of Person Filing: AngloGold Limited
(b) Address of Principal Business Office:      11 Diagonal Street
Johannesburg, 2001
South Africa
(c)
Citizenship: The Republic of South Africa
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 748310-10-9

-------------------------------------------------------------------------------------------------------

(a)
Name of Person Filing:       AngloGold (Nevada) Corp (formerly AngloGold (Jerritt
Canyon) Corp
(b) Address of Principal Business Office:       7400 E. Orchard Road, Suite 350
Greenwood Village, Colorado 80111
(c) Citizenship: Delaware
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 748310-10-9
Item 3.
Not applicable

Schedule 13G
CUSIP No. 748310-10-9 Queenstake Resources Ltd.

Page 5 of 9 pages
Item 4.     Ownership
(a) Amount Beneficially Owned: 0

(b)
Percent of Class: 0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:
See Exhibit 99.1

Item 8.      Identification and Classification of Members of the Group:
Not Applicable.

Schedule 13G
CUSIP No. 748310-10-9 Queenstake Resources Ltd.

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Item 9.      Notice of Dissolution of Group:
Not Applicable

Item 10.   Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
CUSIP No. 748310-10-9 Queenstake Resources Ltd.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004

ANGLOGOLD LIMITED
By: /s/ J G Best
Signature

Jonathan Gourlay Best
Finance Director
Name/Title

Dated: January 27, 2004
ANGLOGOLD (NEVADA) CORP.
By: /s/ J G Best
Signature

Jonathan Gourlay Best
Finance Director
Name/Title

Page 8 of 9 pages
INDEX TO EXIBITS
Exhibit No.                                                                       Exhibit
99.1
Item 7 Information for AngloGold Limited
and AngloGold (Nevada) Corp.
99.2
Joint Filing Agreement, dated July 10,
2003, between the signatories to this
Amendment No. 1 to Schedule 13G
(incorporated by reference to Exhibit No.
99.2 to the Schedule 13G filed by the
signatories hereto on July 10, 2003).

Page 9 of 9 pages
EXHIBIT 99.1
ITEM 7 INFORMATION

AngloGold (Nevada) Corp (formerly AngloGold (Jerritt Canyon) Corp.) is a wholly owned subsidiary of AngloGold North America Inc., which is a wholly owned subsidiary of AngloGold USA Incorporated, which is a wholly owned subsidiary of AngloGold North
American Holdings Limited, which is a wholly owned subsidiary of AngloGold American
Investments Ltd, which is a wholly owned subsidiary of AngloGold Limited, the parent holding company.